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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                 0-8241
(Check One):                                                                                        -----------------------------
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 [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB[ ] Form N-SAR                                   CUSIP NUMBER
                                                                                                               068508100
     For Period Ended: March 31, 2000
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Barringer Laboratories, Inc.
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Full Name of Registrant
N/A
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Former Name if Applicable

15000 West 6th Avenue, Suite 300
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Address of Principal Executive Office (Street and Number)

Golden, Colorado 80401
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  [X]   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          Preparation of the information, including the financial statements, in the Form 10-QSB has taken longer than originally  anticipated.  Hence,  the Registrant will be filing the Form
          10-QSB after the scheduled  due date.  The  Registrant  intends to file the Form 10-QSB as soon as practicable, estimated to be on or about May 22, 2000.







PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Graham Russell                                  (303)                                      277-1687
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

          In September  1999, the Company  decided to dispose of its  mineralogical  and  geochemical  testing  business segment due to the depressed level of worldwide  mineral  exploration  activity.  Therefore it will separately report the losses in 1999 from this segment as discontinued  operations.  The Company expects to report a loss from  continuing  operations of  approximately  $475,000 for the quarter ended March 31, 2000 as compared to a loss from  continuing  operations of about $50,000 for the quarter ended March 31, 1999.  Included in the loss for the quarter ended March 31, 2000 is a non-cash  compensation  charge of approximately  $215,000 related to the conversion of $600,000 of subordinated convertible notes payable into 10,000,000 shares of common stock.

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                                              Barringer Laboratories, Inc.
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                                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2000                                                           By /s/ J. Graham Russell
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                                                                                J. Graham Russell, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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